SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BOARD OF ETHICAL GUIDANCE

The Board of Ethical Guidance - COE (Conselho de Orientação Ética) is a collegiate body administratively connected to the Company's Chairmanship, whose task is to contribute to the Company's operations so that they are permanently driven by morally and ethically sound principles in the development of its business, as well as the updating and effective application of the principles and guidelines of this Code of Conduct by stakeholders and related parties, in line with the Mission, Vision and Values of Copel, the Global Compact Principles and the Corporate Governance Principles.

COE assesses and gives guidance on processes related to ethical conduct in the Company.

In order to ensure transparency and autonomy, COE members are appointed by each of the members of the Executive Board of Copel (Holding Company) and the Management of each of its wholly-owned subsidiaries, through an official memorandum, and one is a representative of the civil society.

This version of the Code of Conduct was approved at the 2287th Executive Board Meeting, on February 6, 2018, and at the 166th Extraordinary Meeting of the Board of Directors, on March 13, 2018.

Previous versions:

- 2250th Executive Board Meeting, of May 29, 2017 / 167th Ordinary Meeting of the Board of Directors, of June 13, 2017

- 2176th Executive Board Meeting, of November 18, 2015 / 151th  Ordinary Meeting of the Board of Directors, of December 9, 2015

PRESIDENT'S FOREWORD

This Code of Conduct is a guiding tool for the acts of all persons performing activities on behalf of Copel and of its wholly and partially owned subsidiaries, employees (regardless of their position or rank), managers (members of the Board of Directors and of the Executive Board), members of the Fiscal Council, trainees, suppliers, service providers and outsourced workers, who must bear the responsibility to abide by its provisions and to apply, within their scope of responsibility, its content and promote its dissemination, understanding and internalization.

The core principles of this Code are a reference for the "Copelian Conduct" and embody the Values of Copel (Ethics, Respect for People, Dedication, Transparency, Health and Safety, Responsibility and Innovation), its Misson (To supply electricity and solutions to promote sustainable development), its Vision (To be a benchmark in our business segments by generating sustainable value), the principles of the Global Compact, of Corporate Governance, and of Copel's Integrity Program.

We are all subject to going trough one or more ethical dilemmas and controversies in our path.  Whenever this occurs, ask yourself:

“Is this fact or decision in accordance with the law, Copel's policies and regulations and my personal values? ”

Refer to this Code if ever in doubt about a course of conduct in your day to day life, whether at Copel or in society.

Contents

INTEGRITY

 COMPLIANCE

 TRANSPARENCY

 SAFETY AND HEALTH

 SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

 RESPECT

FINAL PROVISIONS

CHANNELS

GLOSSARY

A. INTEGRITY

Copel values an honest and loyal conduct when behaving towards employees, service providers, suppliers, partners, customers, society and other stakeholders, guided by the commitment to your activities. The Company expects that each person disciplines their actions based on the law and guided by ethics in the performance of their duties, protecting the goals, guidelines and legitimate interests of the Company out of professional and moral commitment.

Recommended conducts:

1.       Being committed to the Mission, Vision and Values of Copel, as a true agent of change, in the pursuit of excellence and the Company's perpetuity.

2.       Acting with honesty, impartiality, respect and transparency in your activities, without obtaining undue advantages.

3.       Being committed to the continuous improvement in the quality of services, through constant professional and technical training and by suggesting, whenever possible, projects, actions or other initiatives that can contribute to the accomplishment of the Company's institutional misson.

4.        Reporting any risk to the integrity of the Company’s business, image, reputation or assets, to your immediate management or through the reporting channels available at Copel, acting in a preventive manner.

5.       Contributing to the enhancement of processes, products and services based on experiences with cooperation initiatives, such as visits, meetings, benchmarking and the like.

6.       Not requesting, demanding, accepting, offering or promising any kind of favor, advantage, benefit, donation, gratuity or bribe, for your benefit or for the benefit of another person, in exchange for your actions or someone else’s actions.

7.       Rejecting and reporting any instance of fraud or corruption of any kind, whether or not it involves monetary values.

8.       Acting proactively and preventively in order to mitigate risks to the Company, so as to add ethical, moral and social values to public management.

9.       Optimizing and ensuring the correct and efficient use of Company's facilities, assets and resources and the full management of the documents under your custody and responsibility.

10.   Observing the principles of economy, reasonableness and environmental responsibility, both in the acquisition and in the operation and maintenance of facilities, assets and resources of the Company.

11.   Reporting to your immediate management or to the Board of Ethical Guidance any situation that represents a conflict of interest or a violation of ethical conduct.

12.   Not behaving or involving oneself with activities that are at odds with the interests of the Company.

13.   Maintaining a proper conduct in the workplace or elsewhere, including social media, when using the name or logo of Copel, uniform or any other material that may identify you as its representative, always seeking to preserve the Company's image and reputation.

14.   Respecting competitors, partners and customers, promoting fair and open competition, standing up against unfair conduct, piracy, smuggling and adulteration of products.

15.   Standing up against active and passive corruption and graft in all its forms, including embezzlement, extortion, bribery, collusion, illegal trading of information and influence peddling .

16.   Whenever one identifies a conflict of interest or a private interest (either direct or indirect) in relation to a process, matter or activity, it is his/her duty as an individual (governed by this policy) to disclose the impediment promptly to his/her immediate management, to the Board of Ethical Guidance or to the collegiate body he/she belongs to, as appropriate. In case of meetings in which a conflict of interest or a private interest (either direct or indirect) is detected, the individual (governed by this policy) must abstain from taking part in discussions and deliberations related to the matter, as well as refrain from influencing other participants in any way, withrawing from the meeting and recording the abstention, the nature and extent of the interest on the meeting minute.

17.   Using the Internet, the Intranet, web access, corporate systems and electronic mail provided by Copel responsibly and safely, respecting policies and procedures related to their operation and protection.

18.   Not sharing your passwords or using someone else’s passwords, for systems or computers.

19.   Not creating or publishing digital media content contrary to the interests of the Company.

20.   Fully complying with internal regulations related to information security, so as to guarantee the integrity, availability and reliability of Company information.

Conducts not accepted:

1.       Conducting business transactions contrary to the Company's Misson, Vision, values and policies.

2.       Subordinating the organizational and occupational structure, administrative units, subsidiaries, affiliates, ventures and participations of the Company to your own personal interests or of shareholders, employees, managers and other stakeholders and related parties.

3.       Using, disclosing or conveying, for your own benefit or for the benefit of third parties, confidential and privileged methodologies, knowledge or information of the Company.

4.       Disclosing or using inside information obtained as a result of your professional activities to benefit yourself or a third party.

5.       Using the Company's resources for private purposes or that of a third party.

6.       Using communication tools, personal or belonging to the Company, during working hours for private purposes beyond the absolute minimum or that may harm the Company's interests, activities and image.

7.       Erasing, tampering with, retaining Company documents, records, registers and information systems, or allowing third parties access to them.

8.       Establishing relationships that present a conflict of interest, especially when these involve relatives or people with whom you have a professional or personal relationship.

9.       Involving oneself with activities that might be caotrary to the interests of the Company.

10.   Having personal, political, economic and financial interests with partner companies, competitors, customers or suppliers, if these interests may influence your actions in the performance of the activities related to the Company.

11.   Promoting, accepting and supporting nepotism.

12.   Reccommending relatives or family members, or leading another person to reccommend them to be hired by Copel's suppliers.

13.   Providing paid services or receiving compensation for services rendered to any competitor, customer or supplier that can be seen as a conflict of interest.

14.   Performing outside jobs during office hours at the Company.

15.   Obtaining, for yourself or for a third party or company, benefits arising from transactions or opportunities that you may have on the performance of your activities at Copel and that are of its interest, without the prior consent of the Company.

16.   Accepting gifts that can be considered a benefit or an improper advantage, except for institutional gifts of symbolic value, which may be accepted if their value does not exceed 20% of the national minimum wage.  Above this value, if the gift has historical or cultural significance, it shall become part of the Company's collection; if it has any commercial value, it shall be donated to an assistance or philanthropic entity.

17.   Accepting gifts from anyone having any interest in a decision of an employee, or in the emplyee's area, management or collegiate body in which he/she is a member, outside the limits established by previous items.

18.   Giving out gifts, favors or free services whose value exceeds 20% of the national minimum wage. These can only be distributed based on the marketing or the institutional relationship strategy. Exceptions will be considered when the gift to be granted is part of a promotional campaign to boost business, restricted to, and duly authorized by the competent area.

19.   Making any public statement on behalf of the Company, in any situation, unless authorized by the competent area or endorsed by Copel's Communications Policy and Policy of Disclosure of Relevant Facts and Acts.

20.   Offering or selling any kind of goods or services within Company's facilities during workhours.

21.   Appropriating ideas, studies or works prepared by another, or conveying it without proper citations, references or authorizations.

22.   Inducing others to act in violation of laws, regulations, policies, standards, procedures and good organizational practices.

23.   Encouraging, practicing or condoning pedophilia.

24.   Encouraging, practicing or condoning pornography in the work environment.

25.   Failing to meet the requirements established by the codes of conduct or ethics of the respective professions.

26.   Participating of, condoning, facilitating or supporting any kind of corrupt activity, active or passive, involving financial values or not, such as extortion, bribery, collusion, illegal trading of information and influence peddling, with competitors, suppliers, service providers, customers and other stakeholders.

27.   Participating of, condoning, facilitating or supporting any type of negotiation, formal or informal, with competitors in order to practice overbilling, fix prices, proposals, production levels, inventory levels, sales territories, customers, proposals for public bidding processes, costs, profit margins, market share, customer allocation, and/or any other matter that may raise doubts regarding the ethical conduct before the market.

28.   Participating of, condoning, facilitating or supporting any misuse, fraud, irregularity and illegal act practiced against the public management and other stakeholders.

29.   Exercising or condoning activities that involve concealment of the illicit origin of resources - "money laundering"

30.   Issuing and/or dsseminating unofficial information of any kind.

B. COMPLIANCE

Copel values the unconditional and unrestricted respect to all applicable laws (national or foreign), regulations, policies, standards, procedures and good organizational practices in all activities on behalf of the Company, wherever it operates.

Recommended conducts:

1.       Being committed to complying with the requirements established by applicable laws (national or foreign), regulations, policies, standards, procedures and good organizational practices.

2.       Contributing to the improvement of Company policies, standards, procedures practices.

3.       Verifying, prior to the performance of any activities on behalf of the Company, its compliance with the laws and regulations from where it operates or from where it intendeds to produce effects, either in Brazil or abroad. In case of doubt, the legal opinion of the competent area should be requested.

4.       Reporting to the Company's competent area any and all acts of administrative misconduct and financial or tax crimes, committed by employees (regardless of their position or rank), managers, customers and suppliers, that you may become aware of.

5.       Cooperating with any investigation or inspection promoted internally or by external regulatory agencies.

6.       Maintaining strict confidentiality regarding any information, fact or operation that comprises Copel's strategic nature.

7.       After employment or professional relationship with the Company ends, the totality of nonpublic and confidential information shall be returned, along with documents and storage devices, and the duty of confidentiality shall, in all cases, remain in effect.

8.       Protecting Copel's brand, image and visual identity.

9.       Informing Copel of the begining, evolution and outcome of any judicial, criminal or administrative procedure of a sanctioning nature, in which he/she is the defendant, respondent or accused party and this may affect his/her rights regarding the performance of his/her duties as a professional or harm Copel's image or interests.

10.   Using the Internet, the Intranet, web access, corporate systems and electronic mail provided by Copel responsibly and safely, respecting policies and procedures related to their operation and protection.

Conducts not accepted:

1.       Using illegal or unethical methods to obtain competitive information for the Company, such as theft of confidential information and trade secrets.

2.       Disclosing or inducing the disclosure of confidential information of Copel or of other companies by employees and current managers or former employees and former managers of the Company.

3.       Conveying to third parties privileged, strategic or confidential information regarding the Company and its business, that have not been publicly disclosed yet, or transacting securities or shares during the period of confidentiality.

4.       Erasing, tampering with, destroying, retaining Company's documents, records, registers and information systems, and/or creating false documentation or records to induce the incorrect or biased understanding of others on any issue based on them.

5.       Obstructing any internal or external investigations or inquiry.

6.       Providing access, to unauthorized persons, to the Company's computer systems or facilities.

7.       Copying, distributing or using any work, publications, projects or software (protected by copyrights, developed internally or obtained by licensing agreements) without authorization.

8.       Installing or using programs on the Company's computers that have not been authorized by the competent areas.

9.       Disseminating or commenting, for the press on or social networks, information that might tarnish Copel's image.

10.   Register corporate e-mail on social media, websites or discussion forums unrelated to Copel's interests and/or business and services.

11.   Using Company materials, image, brand or assets for your personal benefit or the benefit of a third party.

12.   Carry out political or religious proselytism in the workplace or during the activities performed on Copel's behalf.

13.   Speak publicly on behalf of Copel without authorization.

C. TRANSPARENCY

Copel valuesinternal and external communications, information and reports disclosed to related parties and stakeholders that are transparent, with clear goals, intentions and actions, and complete, accurate and in compliance with current legislation and internal rules of the Company, subject to the limits of the right to confidentiality.

Recommended conducts:

1.       Acting proactively with objectivity, clarity, honesty, reliability, transparency, loyalty, accuracy and cooperation in Company's businesses, activities and interests.

2.       Giving accounts of activities, decisions, used resources and results obtained, whenever required by hierarchical superiors, stakeholders and related parties, as well as internal and external control bodies.

3.       Encouraging good internal and external communication, that is spontaneous, authentic, candid, timely, clear, objective and accessible.

4.       Meeting demands from internal and external auditors, investigations and inquiries, in accordance with legislation and internal rules, providing complete and accurate access to information, transactions, documents, records and information systems, as well as access to people, assets and facilities of the Company.

5.       Implementing, maintaining and improving internal controls to ensure risk management for the immediate preparation and reliability of the Company's reports and financial statements.

6.       Treating all economic, financial, social, environmental and corporate governance information of the Company in a transparent and appropriate manner.

7.       Providing stakeholders or related parties, or partners in cooperation programs, benchmarking and the like, with information about our processes, protecting the confidentiality of information and respecting internal rules.

8.       Getting to know, applying and sharing, with stakeholders and related parties, organizational policies in the conduct of the business management.

Conducts not accepted:

1.       Conveying confidential information of the Company.

2.       Disclosing insider information, as well as relevants acts and facts regarding the Company before they become public.

3.       Using or disclosing confidential and privileged information for your own benefit or for the benefit of third parties.

4.       Using, disclosing or conveying, for your own benefit or for the benefit of third parties, confidential information obtained from stakeholders and related parties.

D. SAFETY AND HEALTH

Copel acknowledges that safety and health are paramount factors for the development of its business.  Therefore, it values and respects human beings as integrated wholes, and puts life first at all times.

Recommended conducts:

1.       Promoting a healthy and safe working environment, adopting measures to preserve physical, mental and moral integrity.

2.       Adopting actions to promote health and safety in all of the Company's activities, managing occupational hazards, so as to minimize the environmental impacts of labor acitivities and to promote well-being.

3.       Acting as the agent who is primarily responsible for your own safety and health at work, and contributing to the health and safety of your colleagues.

4.       Taking care of your own health and safety in a preventive manner.

5.       Supporting and contributing to the continuous development of safe practices in all your tasks and those of your colleagues.

6.       Continuously providing and participating in events related to health and safety, besides disseminating a prevention culture.

7.       Providing safe facilities and equipment, in order to have a healthy environment and with quality of life in the workplace.

8.       Treating all information related to safety and health in a transparent manner.

9.       Supporting, in their rehabilitation, people who have alcohol- or drug-related issues, according to internal rule.

10.   Acting safely in the workplace, and reporting to your superior in case working conditions are inadequate for the execution of activities, in a way that might compromise your own safety or that of other people.

11.   Postponing the performance of any task when security measures identified by the risk analysis are not met.

12.   Informing and guiding consumers, employees and third parties on the potential risks of our products and services.

13.   Demanding from contractors compliance with the principles of health and safety protection, required by current legislation, contracts and the internal rules and instructions related to occupational safety and health, as well as complementary actions to ensure the physical and mental integrity of their employees and third parties.

14.   Providing, demanding and properly using personal and collective protective equipment;

15.   Fully complying with current legislation, internal rules, regulatory standards and technical instructions regarding occupational safety;

16.   Reporting, to the areas responsible for health and safety, or to your immediate superior, unsafe conditions, violation of safety rules or situations that may endanger life and physical, mental, emotional and moral integrity.

Conducts not accepted:

1.       Exposing yourself or exposing other people to hazards that may cause injury or accidents.

2.       Performing activities in unsafe conditions, without complying with current legislation, technical standards and instructions for occupational safety.

3.       Not using or inappropriately using personal or collective protective equipment.

4.       Carrying, selling, or ingesting any alcoholic beverage in the workplace or in any facility or activity related to the Company.

5.       Carrying, selling, ingesting or or being under the influence of any illicit drug in the workplace or in any facility or activity related to the Company.               .

6.       Carrying weapons of any kind in the Company's premises, with the exception of professionals expressly authorized to do so.

7.       Failing to report, as soon as it is detected, to the manager or through the appropriate channels, any situation that could compromise anyone's safety or physical, mental, emotional or moral health.

8.       Admitting of poor working conditions, that might be unsafe, degrading or harmful to the physical, mental, emotional or moral health of employees, managers, outsourced workers and trainees.

E. SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

 Copel conducts its businesses and activities with social and environmental responsibility, contributing to sustainable development.

Recommended conducts:

1.       Guiding your actions in order to contribute to the Company's economic, environmental and social sustainability, within the scope of Company's activities.

2.       Being committed to the social and environmental programs of the Company, aiming at preservation of the environment, sustainable development and respect for future generations.

3.       Contributing to the implementation of good practices in social and environmental responsibility, as well as education for sustainability within the Company or society.

4.       Adopting practices that contribute to strengthening human and labor rights and eradicating forced labor and child labor.

5.       Acting diligently to overcome any issue that might harm society or the environment.

6.       Supporting the development and dissemination of technologies that reduce impact on the environment and society.

7.       Continuously providing and participating in training related to handling risk situations that may affect society or the environment.

8.       Encouraging the adoption of good practices of social and environmental responsibility by all stakeholders and related parties.

9.       Encouraging the exercise of citizenship and volunteer work in the community.

10.   Carrying out and/or participating of discussions about the adoption of preventive, mitigating or compensatory measures with the communities where the Company operates.

11.   Promoting actions that lead to an improved quality of life and to the economic, social and cultural development, through cultural, sports and educational activities and technological innovation, of the communities where the Company operates.

12.   Handling all the information on social and environmental impacts caused by the Company in a transparent and accountable manner.

13.   Pursuing excellence in Company's products and services, with respect for the enviroment and society.

Conducts not accepted:

1.       Disregarding the protection of human rights.

2.       Supporting or committing any acts or taking any attitudes that can cause social and environmental damage.

3.       Failing to report emergency situations, such as environmental accidents, promptly to managers, authorities, the community, or through any other competent channel, so that the appropriate measures are taken.

4.       Tolerating, allowing and/or condoning the use of forced or child labor.

F. RESPECT

Copel bases its actions on the respect for stakeholders and related parties, it values the confidence gained throughout its history and encourages consideration and courtesy towards all people. The Company is committed to supporting, protecting and safeguarding human and workers rights, adopting policies and practices that contribute to this end.

Recommended conducts:

1.       Treating everyone in a fair, courteous and equitable manner.

2.       Conducting your relationships with harmony, solidarity, dignity, respect, transparency and loyalty.

3.       Negotiating in a fair and honest manner.

4.       Accepting, respecting and valuing diversity.

5.       Ensuring the right to anonymity.

6.       Handling information so as to protect confidentiality.

7.       Valuing a kind, courteous, cooperative and responsible behavior, maintaining professional decorum in the workplce.

8.       Complying with all that has been agreed on and contracted, communicating any eventuality through the competent channels.

9.       Relating to others in an honest, constructive, transparent and sustainable manner.

10.   Respecting people with disabilities, ensuring their social inclusion and promoting accessibility.

11.   Repecting everyone's right to privacy.

12.   Handling information with related parties and stakeholders in order to protect confidentiality.

Conducts not accepted:

1.       Making false accusations.

2.       Adopting a behavior that harms the image of the Company, related parties and stakeholders.

3.       Exposing any person in a prejudiced manner.

4.       Discriminating against any person on the basis of color, ethnicity, social class, political affiliation, ideology, origin, sex, gender identity, sexual orientation, faith, religion, cult, age, disability, disease, appearance, marital status, educational attainment, hierarchical level, position, function or other.

5.       Spreading gossip, rumors, facts or images that may cause any kind of embarrassment.

6.       Displaying personal and institutional agressions.

7.       Accepting any discriminatory behavior, policy or practice on any grounds.

8.       Adopting retaliatory measures against any person who, in good faith, presents an opinion, question, concern or complaint on irregularities.

9.       Creating a hostile work environment that interferes with the individual's performance or affects the working conditions.

10.   Practicing any of the not-accepted conducts covered in this section on social media or any other means of communications, thus exposing the Company and /or its stakeholders and related parties.

i. RELATIONSHIPS WITH INTERNAL CUSTOMERS:

Recommended conducts:

1.       Respecting the right to join a union and the right to engage in collective bargaining.

2.       Respecting freedom of expression and association, provided that the Company's name and resources are not used.

3.       Ensuring the right of reply of the denounced party .

4.       Encouraging and providing conditions for motivation and opportunities of professional development.

5.       Recognizing the efforts and valuing the successes, based on merit.

6.       Promoting teamwork and individual responsibility.

7.       Base the professional and personal evaluations fairly, addressing them privately to the person, thus preventing the propagation of opinions which may harm the image of the person evaluated.

8.       Promoting confidence and participation through open and honest dialogue.

9.       Participating in political activities on a strictly personal basis, out of your working hours and workplace.

10.   Permanently using the occupational identification and the uniform, keeping it in good condition.

11.   Valuing the synergy between different areas, the cooperation among employees of Copel (Holding Company) and its subsidiaries, and the sharing of knowledge and dissemination of best practices.

Conducts not accepted:

1.       Using the Company's resources and name for an act, donation or contribution in favor of a political party.

2.       Practicing or encouraging harassment of any kind, especially moral, sexual and economic, which includes verbal or physical conduct of humiliation, coercion or threat to employees, managers, outsourced workers, or any other person.

3.       Failing to report, as soon as it is detected, to the manager or the competent channels, any situation of harassment.

RELATIONSHIP WITH EXTERNAL CUSTOMERS

Recommended conducts:

1.       Taking the needs and expectations of customers into account in the supply of products, services and options.

2.       Advising the clients on the effectiveness and the correct, efficient and safe use of the products and services.

3.       Repecting the client's right to privacy in relation to the dissemination of data and information, as well as his/her property.

Conducts not accepted:

1.       Failing to provide clear and accurate information on the Company's products and services.

iii. RELATIONSHIP WITH SHAREHOLDERS:

Recommended conducts:

1.         Taking into account, in the Company's decisions, the interests of controlling and minority shareholders, in order to maintain a balance between the parties.

2.         Having accurate, transparent and timely communication, to enable the monitoring of the  Company's activities and the evaluation of its performance and potential.

Conducts not accepted:

1.       Privileging the interest of one shareholder at the expense of the other.

iv. RELATIONSHIP WITH SOCIETY:

Recommended conducts:

1.       Respecting the principles, traditions and needs of the communities in which the Company operates.

2.       Seeking to strike a balance between the interests of the shareholders and the interests of the society.

3.       Holding a close dialogue with society in order to improve the relationship with it.

4.       Communicating in a timely, clear and transparent way information of interest to society.

5.       Encouraging actions that contribute to the development of society.

6.       Respecting the sponsorship policy, giving piority to social, environmental, cultural and technical projects, aligned with the sustainable development of society.

7.       Encouraging volunteer actions.

Conducts not accepted:

1.       Disregarding the legitimate interests of society.

v. RELATIONSHIPS WITH COMPETITORS:

Recommended conducts:

1.       Competing in a fair manner, following the principles of free and loyal competition.

2.       Obtaining market and competitors' information in a lawful and reputable manner.

Conducts not accepted:

1.       Defaming services or products from competitors.

2.       Providing, acquiring, disclosing or conveying strategic information and business, commercial and industrial secrets.

vi. RELATIONSHIP WITH SUPPLIERS:

Recommended conducts:

1.         Continuously promoting the development of suppliers on issues related to corporate sustainability.

2.         Purchasing goods and services and enabling suppliers as required by current legislation and other internal rules.

3.         Ensuring that suppliers are treated equally.

4.         Safeguarding the interests of the Company through a careful process of preparation and follow-up of agreements, acting with probity in their oversight, control and technical inspection, promoting a professional relationship between contractors, suppliers and employees, complying with current legislation and internal rules, as well as acting with fairness and integrity in trade relations between Copel and its suppliers or contractors.

5.         Investing in training and qualification of the employees who have a relationship with the suppliers, encouraging them to disseminate the ethical principles of the Company.

6.         Holding procurement or negotiation meetings formally and always in the presence of at least one additional Company employee or representative.

7.         Notify your immediate supervisor or through reporting channels of any inappropriate conduct or behavior from suppliers.

Conducts not accepted:

1.       Coercing suppliers to discontinue negotiations or agreements with competitors or third parties in order to maintain a business relationship with Copel.

2.       Hiring suppliers that do not meet legal requirements, rules, bidding notices and the principles of social responsibility.

3.       Carrying out actions that do not allow for free competition in the Company's hiring processes.

4.       Permitting treatment that might compromise the impartiality and integrity in trade relations between Copel and suppliers or contractors.

vii. RELATIONSHIP WITH PUBLIC OFFICIALS:

Recommended conducts:

1.         Establishing relationships with public officials in a noble, constructive, transparent and sustainable manner.

2.         Participating in and encouraging the discussion of public policies related to Company's activities and topics relevant to society.

3.         Collaborating in actions of control and oversight of public management.

Conducts not accepted:

1.       Offering or promising, directly or through third parties, payments, gifts or benefits to public officials, political parties or their members, candidates for political office and/or family members for your own benefit.

2.       Making donations to public officials, political parties or their members and candidates for a political office as the Company's representative, or coercing another person to do so.

3.       Using Company resources, programs or services, or the association of its brands, with activities of a political nature.

FINAL PROVISIONS

i.        Copel repudiates the practice of empty, conspiratorial or vindictive accusations.

ii.      An honest report will be valued when presented with facts, data or situations that may harm the Company, its employees or other stakeholders of Copel. When this occurs, anonymity and ascertainment will be guaranteed, following the procedures set out in Copel's Integrity Program and other regulations and related legislation.

iii.    The conduct of the employee shall always be considered in the evaluation process of the Company's performance, based on the provisions of this Code.

iv.     Those responsible for violations of this Code are subject to the applicable discilinary measures, in compliance with current laws.

v.       The applicable administrative penalties will be defined according to the seriousness of the violation, in compliance with the internal regulations on employee discipline.

vi.     The procedures necessary for the operation of Copel's Board of Ethical Guidance are regulated in a specific set of rules.

vii.   The data related to allegations and queries submitted to the Board of Ethical Guidance will be published annually on the Intranet and Internet. Such disclosure consists in the presentation of the total number of allegations and queries and their respective guidelines, preserving the confidentiality of the parties involved.

viii. Copel does not allow retaliation or punishment against professionals or any other person who has presented an honest report, complaint, suggestion, criticism or piece of information to his/her superior or other competent authority.

ix.     Copel will not accept actions against professionals who, doing  their duty, communicate their concerns through the appropriate channels set forth herein.

x.       Annually, Copel promotes compulsory training about the Code of Conduct for all of its employees and managers. For the newly hired, the subject is part of the program of the initial integration training course.

xi.     All employees and outsourced workers who act on behalf of Copel are required to abide by the rules and procedures which aim to secure compliance with national and foreign applicable laws, especially the Anti-Corruption Law (Federal Law no. 12,846/2013 and Decree no. 8,420/2015 that regulates it) and internal rules.

xii.   The commitment to this Code of Conduct, as well as its re-editions, shall be formalized through the signature of a specific agreement, even if by electronic means, by all employees, managers, members of the Fiscal Council, trainees, suppliers, contractors and outsourced workers.

CHANNELS

Due to its commitment  to an ethical conduct and the search for greater  transparency and security of its activities, Copel keeps the Compliance Portal and the Integrity Program, encouraged by the top management of the Company.

i.        Compliance Portal: link at www.copel.com.

ii.      The Board of Ethical Guidance - COE (Conselho de Orientação Ética) is a collegiate body administratively connected to the Company's Chairmanship, whose task is to contribute to the Company's operations so that they are permanently driven by morally and ethically sound principles, as well as the dissemination and effective application of the principles and guidelines of this Code of Conduct by employees, managers, and outsourced workers, in line with the Values of Copel, the Global Compact Principles and the Corporate Governance Principles. Email: conselho.etica@copel.com

iii.    Confidential Communication Channel - this channel receives internal and external complaints related to suspected accounting and financial fraud, noncompliance with this Code of Conduct, policies, internal rules, applicable legislation and regulations.  This service is provided exclusively through an automated telephone contact (0800-643-5665), with guaranteed confidentiality.

iv.     Committee of Assessment of Moral Harassment Complaints - CADAM (Comissão de Análise de Denúncia de Assédio Moral) - has the authority to assess the complaints of moral harassment in the Company, as well as to guide employees regarding the prevention of moral harassment, in line with the social responsibility and best practices of Corporate Governance. Email: cadam@copel.com

v.       Ombudsman - receives and forwards the manifestation of any citizen who wants to praise, explain, complain or report an issue involving Copel. The standard deadline for the answer is up to ten business days. Receives praises, requests for clarification,  complaints or claims.

Contact informaton:

Copel Distribuição: 0800-647-0606 and ouvidoria@copel.com

Copel Telecomunicações: 0800 649-3949 and ouvidoriatelecom@copel.com.

Correspondence and personal service: addresses on the back cover.

GLOSSARY

B

Benchmarking: continuous and systematic managerial process to evaluate, compare, set priorities and goals for products, services, procedures, processes and functions of companies identified as the best of their sector and class, with the purpose of improving the organization's performance.

Bribery: act of enticing to a bad end, giving money or other illegal benefits to achieve advantages for one's own benefit, contrary to justice, duty or morality.

C

Confidential and privileged information: data and information entrusted to the company and indicated as confidential by customers, suppliers and partners, and those of interest and relevance to the company's business, as well as those that the capital market may consider important in the purchase decision or sale of shares or securities (regulated by CVM Instruction No. 358/02, which provides for the disclosure and use of information about relevant acts or facts concerning publicly-held companies, regulates the disclosure of information in securities trading and acquisition of a significant portion of the publicly-held company's shares, establishes prohibitions and conditions for trading publicly-held company's shares pending material fact not disclosed to the market), including, but not limited to, the following: of commercial nature (e.g. customers, suppliers or advertisers, sales and marketing strategies, costs, prices and other market data); of technical nature (e.g., methods, know-how, processes, designs and drawings, whether or not protected by intellectual or industrial property rights); of strategic nature (e.g., future strategies of business development, sales or marketing); regarding employees, freelancers, consultants, service providers, representatives and agents (e.g., skills, competencies, hierarchical levels, compensation or remuneration values, functional or similar entries, or medical records, and records of occupational work accident); as well as any copies or records of these, oral or written, contained in any media, which have been or will be, directly or indirectly, provided or disclosed to the company's members, concerning the company, its subsidiaries, affiliates, wholly-owned subsidiaries, shareholders, customers, service providers or suppliers; - regarding financial positions, projections, performance, prospects and the like, used by the company's management (Executive Board, Board of Directors and Fiscal Council), which shall be confined to this scope and to the relevant signatories of the external confidentiality agreement, if any, until the official disclosure, should this be the purpose.

Conflict of Interests: any situation in which the employee and the manager, as well as their relatives or friends, can benefit from the connection with the Company for personal gain or in benefit of a third party, conflicting with some interest of the company.

Corruption

Using power or authority to gain advantages or make use of public money for one's own benefit. It can be classified into two categories:

Passive corruption

An act of requesting or obtaining undue advantage, bribe and the like, or promise of advantage, for oneself or a third party, directly or indirectly, on account of one's position, even if out of the post or before taking office. Penal Code - article 317

Active corruption

An act of offering or promising undue advantage to a public agent, with the purpose of inducing him to practice, omit or delay an official act, which constitutes a crime in itself, whether the agent accepts the advantage or not.  Penal Code - article 333

D

Discrimination: Convention 111 of the International Labor Organization (ILO), 1958, calls for the formulation of a national policy to eliminate all discrimination in employment, vocational training and working conditions due to race, color, gender, religion, political opinion, national or social origin, and to promote equality of opportunity and fair treatment. Convention 100 of the International Labor Organization (1951) calls for equal pay and benefits for men and women for work of equal value. Other aspects frequently verified for discrimination are sexual orientation, appearance, age, regional origin, physical disabilities and special needs.

E

Economic Harassment: any abuse and persistent conduct through behavior, proposals and pretensions of economic- financial nature.

Education for Sustainability: process that must include specific educational programs covering topics such as respect for the fundamental rights in the workplace, valuing diversity, fighting prejudice, transparency and good corporate governance practices, preservation of the environment, optimizing the use of natural resources, conscious consumption, measures to mitigate climate change and prevent pollution.

Embezzlement: offense committed by a public official who, in virtue of his/her post, possesses money, value, or any other asset, public or private, and appropriates or diverts them, for him/herself or for others, or who, even though he/she does not possess these goods, subtracts or contributes for their being subtracted, using the convenience that his/her post provides.

Extortion: act or effect of forcing someone, through violence or serious threat, to do, to tolerate a person doing it or not to do something, with the intent to obtain, for oneself or others, undue economic advantage,

F

Fraud: intentional act of omission or manipulation of transactions, altering of documents, records and financial statements, as well as misappropriation of assets that cause accounting and/or financial distortions.

G

Government: executive, legislative and judicial branches at the federal, state and municipal levels, regulatory authorities, consumer protection and environmental protection.

Graft: extortion or embezzlement committed by public employees in the exercise of their functions.

H

Handling of corruption and bribery: the 10th Principle of the Global Compact proposes that "companies should work against corruption in all its forms, including extortion and bribe".

Harassment: importunate insistence to someone with questions, proposals, claims, stalking, etc.

I

Integrity Program: set of internal integrity mechanisms and procedures related to auditing, encouraging reporting of irregularities, effective application of this Code of Conduct, policies and guidelines, aiming to prevent, detect and correct misconduct, fraud, irregularities and violations against public administration, national or foreign.

Internal Clients: managers, employees and outsourced workers of the company, employees' representative bodies such as trade unions and professional associations.

M

Managers: members of the Board of Directors and Executive Officers (the Executive Board is the decision-making body, with the company's representation being exclusively of the executive officers).

Moral Harassment: any abusive, repetitive behavior, manifested mainly through behaviors, words, acts, gestures and written that may bring damage to the personality, dignity or physical or psychological integrity of a person, endangering their employment or degrading the work environment.

N

Nepotism: practice of giving important political posts, prominent roles in business or granting special favors to members of one's own family.

O

Outsourced workers: any person who provides services without employment with the company.

P

Public agent: anyone who has any form of employment, job, post, position, office or public function, by election, appointment, designation or hiring, even if transitorily and without pay.

R

Related parties: legal entities or natural persons (or a member of their families) who are related to the Company that reports the information or presents financial statements.  Example: wholly and partially-owned subsidiaries.

S

Sexual Harassment: coercing someone in order to obtain sexual advantage or favor, taking advantage of his/her status as superior or ascendancy, inherent to the exercise of the employment, position or function.

Skin color: feature declared by people, based on self-identification within these categories (used by Instituto Brasileiro de Geografia e Estatística, that conducts censuses in Brazil) : white, black, yellow (person of Japanese, Chinese, Korean origin, etc.), brown (mulatto, cabocla, cafuza, mameluke or black mixed with a person of another color or race) or indigenous (indegene or indigenous person).

Stakeholders: any person or organization with an interest or relationship (direct or indirect) with the company or even individuals or entities that undertake some kind of risk, direct or indirect, in the face of society. Among others, are: shareholders, controlling shareholder, minority shareholders, customers or external customers or consumers, internal customers, suppliers, governments and society and communities served.

Suppliers: of energy, materials and services that are used in the provision or supply of goods and services of the company.

REPORTING CHANNELS

COE

conselho.etica@copel.com

CADAM

cadam@copel.com

CONFIDENTIAL COMMUNICATION CHANNEL

0800-643-5665

DISTRIBUIÇÃO OMBUDSMAN

0800-647-0606

ouvidoria@copel.com

Rua Professor Brasílio O. da Costa, 1703

Santa Quitéria - Curitiba – PR

TELECOMUNICAÇÕES OMBUDSMAN

0800-649-3949

ouvidoriatelecom@copel.com

Rua Emiliano Perneta, 756 – Centro - Curitiba – PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 19, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.